Exhibit 99.109

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

WonderFi Technologies Inc. (“WonderFi” or the “Company”)
Suite 250, 780 Beatty Street

Vancouver, British Columbia
V6B 2M1

Item 2. Date of Material Change

April 11, 2022.

Item 3. News Release

A news release was disseminated via GlobeNewswire and filed on SEDAR on April 8, 2022.

Item 4. Summary of Material Change

On April 8, WonderFi announced the appointment of Adam Garetson as General Counsel and Chief Legal Officer of the Company, effective April 11, 2022.

Item 5. Full Description of Material Change

On April 8, WonderFi announced the appointment of Adam Garetson as General Counsel and Chief Legal Officer of the Company, effective April 11, 2022.

Adam brings over a decade of experience providing legal and regulatory advice to public companies across sectors. Having most recently served as Director and Senior Counsel at the Royal Bank of Canada, Adam oversaw legal matters relating to the Investment Banking and Global Markets trading businesses of RBC Capital Markets where he managed legal risk and provided strategic thought leadership on emerging products and technologies.

Adam began his career practicing securities law in the Toronto office of Blake, Cassels & Graydon, focusing on M&A and corporate governance. During his career, Adam has provided legal guidance on blockchain products and crypto assets, as well as cross-border trading and corporate finance transactions, and has engaged with securities commissions, exchanges and regulatory bodies such as the Ontario Securities Commission and the Investment Industry Regulatory Organization of Canada with respect to obtaining orders, approvals and exemptions in these areas. Adam earned his Juris Doctor law degree from the University of Manitoba and his Honours Philosophy undergraduate degree from the University of Waterloo and has served as a committee member of the Canadian Bankers Association Securities Legislation Specialist Group.

Item 6. Reliance on 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7. Omitted Information

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. Executive Officer

Ben Samaroo, Chief Executive Officer
WonderFi Technologies Inc.

Telephone: (778) 843-9637

Item 9. Date of Report

April 20, 2022

Cautionary Statement Regarding Forward Looking Information

This material change report includes certain “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute “forward- looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995, as amended. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such "could", "intend", "expect", "believe", "will", "projected", "estimated", or variations of such words, and includes statements relating to: the ability to successfully integrate Adam Garetson into the Company; and any anticipated benefits to the Company from Adam Garetson’s past experience.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements. In addition, in connection with the forward-looking information and forward-looking statements contained in this material change report, the Company has made certain assumptions. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information and statements are the following: the inability of the Company to work effectively with strategic investors; and material adverse changes in general economic, business and political conditions, including changes in the financial markets, changes in applicable laws, and compliance with extensive government regulation.

Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statements prove incorrect, actual results may vary materially from those described herein.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward- looking information and forward-looking statements contained in this material change report are made as of the date of this material change report, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward- looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.